EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") should be read in conjunction with the Company's audited consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 and the notes thereto.

This Management's Discussion and Analysis ("MD&A") is dated March 2, 2016, and discloses specified information up to that date. Avino is classified as a "venture issuer" for the purposes of National Instrument 51-102. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise cited, references to dollar amounts are in Canadian dollars. This MD&A contains "forward-looking statements" that are subject to risk factors including those set out in the "Cautionary Statement" at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company's Board of Directors as of March 2, 2016 unless otherwise indicated.

Throughout this report we refer to "Avino", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on the Company's website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate and the exploration, evaluation, and acquisition of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and the Yukon Territory, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission in the United States. The Company's shares trade on the TSX Venture Exchange, Tier 1, under the symbol "ASM", on the NYSE MKT under the symbol "ASM", and on the Berlin and Frankfurt Stock Exchanges under the symbol "GV6".

Overall Performance and Highlights

HIGHLIGHTS	Fourth Quarter 2015	Fourth Quarter 2014	Change	Year 2015	Year 2014	Change
Operating
Tonnes Milled	136,817	82,558	66%	517,887	201,751	157%
Silver Ounces Produced	409,216	296,914	38%	1,625,285	969,524	68%
Gold Ounces Produced	1,588	1,644	-3%	7,083	5,180	37%
Copper Pounds Produced	1,271,565	228,436	457%	4,743,691	305,417	1,453%
Silver Equivalent Ounces[1] Produced	761,767	436,235	75%	3,020,348	1,399,102	116%

Consolidated San Gonzalo and Avino Historical Stockpiles
Silver Equivalent Ounces[1] Sold	241,114	244,956	-2%	1,140,029	1,085,029	5%
Cash Cost per Silver Equivalent Ounce[1,2]	$8.24	$9.73	-15%	$8.45	$9.29	-9%
All-in Sustaining Cost per Silver Equivalent Ounce[1,2]	$12.70	$10.94	16%	$12.14	$12.24	-1%
Average Realized Silver Price per Ounce ($US) [1]	$14.29	$17.18	-17%	$15.46	$19.04	-19%
Average Realized Gold Price per Ounce ($US) [1]	$1,092	$1,213	-10%	$1,148	$1,266	-9%

Financial
Revenues	$3,860,109	$3,714,692	4%	$19,082,847	$19,297,953	-1%
Mine Operating Income	$1,471,826	$1,489,376	-1%	$8,121,153	$7,904,549	3%
Net Income	$370,675	$469,145	-21%	$483,424	$2,514,169	-81%
Cash and Cash Equivalents	$7,475,134	$4,249,794	76%	$7,475,134	$4,249,794	76%
Working Capital	$6,003,557	$6,617,877	-9%	$6,003,557	$6,617,877	-9%

Shareholdes
Earnings per Share ("EPS") – Basic	$0.01	$0.01	0%	$0.01	$0.08	-88%
Cash Flow per Share [2]	$(0.03)	$0.01	-400%	$0.01	$0.13	-92%

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

__________

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of US$16/oz Ag, US$1,150/oz Au, and US$3.00/Lb Cu. Mill production figures have not been reconciled, and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2.The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

During the year ended December 31, 2015, the Company produced 4,517 tonnes of bulk silver/gold bulk concentrate and 16.59 tonnes of gravity concentrate from its San Gonzalo Mine, and recognized revenues of $19,082,847 on the sale of 4,580 tonnes of bulk silver/gold concentrate for a gross profit of $8,121,153. Metal prices for revenues recognized during the year ended December 31, 2015, averaged US$15.46 per ounce of silver and US$1,148 per ounce of gold.

Cash cost per silver equivalent ("AgEq") ounce for the year ended December 31, 2015, was $8.45 while all-in sustaining cash cost per AgEq ounce was $12.14. For most of the year 2015, the Company allocated mill capacity to processing additional material from San Gonzalo and the Avino Mine, and therefore it didn't generate revenue from the historic Avino stockpiles. During the third quarter, material from both San Gonzalo and historic Avino stockpiles was delivered.

During the year ended December 31, 2015, the Company also produced 9,058 dry tonnes of bulk silver/gold/copper concentrate from the Avino Mine. Material from the Avino Mine is being processed at Mill Circuit 3, where processing commenced on January 1, 2015.

The Company's cash and cash equivalents at December 31, 2015, totaled $7,475,134 compared to $4,249,794 at December 31, 2014, while the working capital totaled $6,003,557 at December 31, 2015, compared to working capital of $6,617,877 at December 31, 2014.

In July 2015, the Company entered into a term facility with Samsung C&T U.K. Limited ("Samsung"). Pursuant to the agreement, in August 2015 Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung for a period of 24 months, and Samsung made a payment of US$10,000,000 in respect of the facility. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges. Interest is charged on the facility at a rate of U.S. dollar LIBOR (3 month) plus 4.75%, and the facility will be repaid in 15 consecutive equal monthly instalments starting in June 2016. The facility is secured by the concentrates produced under the agreement and by the common shares of the Company's wholly-owned subsidiary Bralorne Gold Mines Ltd. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

Discussion of Operations

The Company's production, exploration, and evaluation activities during the year ended December 31, 2015, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico"), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Consolidated 2015 Production Highlights

Comparative production numbers from 2015 and 2014 are presented below:

	2015	2014	% Change
Total Silver Produced (oz) calculated	1,625,285	969,524	68%
Total Gold Produced (oz) calculated	7,083	5,180	37%
Total Copper Produced (Lbs) calculated	4,743,691	305,417	1,453%
Total Silver Eq. Produced (oz) calculated¹	3,020,348	1,399,102	116%

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of US$16 oz Ag, US$1,150 oz Au and US$3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Consolidated Fourth Quarter 2015 Production Highlights

Comparative production numbers from the fourth quarters of 2015 and 2014 are presented below:

	Q4 2015	Q4 2014	% Change
Total Silver Produced (oz) calculated	409,216	296,914	38%
Total Gold Produced (oz) calculated	1,588	1,644	-3%
Total Copper Produced (Lbs) calculated	1,271,565	228,436	457%
Total Silver Eq. Produced (oz) calculated¹	761,767	457,908	66%

¹For comparison purposes, the silver equivalent ratio has been calculated using metal prices of US$16 oz Ag, US$1,150 oz Au and US$3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

San Gonzalo Mine Production Highlights

Throughout 2015, San Gonzalo mill feed came primarily from stopes on levels 4, 5 and 6. As reported in the second quarter, the ramp advance was deferred (at 70 metres below level 7) in favor of using the mining equipment to advance levels 5, 6 and 6.5 laterally along the San Gonzalo structure to the East and West where new mineralized zones have been identified.

Comparative figures for the 2015 and 2014 fourth quarters and years for the San Gonzalo mine are presented below. Mined material from San Gonzalo is primarily processed using Mill Circuit 1; however, during the months of September and October, mill feed from San Gonzalo was also processed using Mill Circuit 2. Mill Circuit 2 was also used to process San Gonzalo stockpile mill feed for five months in the first half of 2015. This additional production from Mill Circuit 2 is reflected in the production figures in the chart below.

	Q4 2015	Q4 2014	% Change	2015	2014	% Change	Notes
Tonnes Mined	18,272	25,384	-28%	93,291	70,525	32%	1,7
Underground Advancement (m)	1,128	1,220	-8%	4,578	4,404	4%	1,7
Mill Availability (%)	94.7	95.5	-1%	92.7	96.5	-4%	8
Total Mill Feed (dry tonnes)	26,616	19,818	34%	121,774	79,729	53%	2,9
Feed Grade Silver (g/t)	285	329	-13%	279	337	-17%	3,10
Feed Grade Gold (g/t)	1.45	1.85	-22%	1.48	1.88	-21%	3,10
Recovery Silver (%)	83%	85%	-2%	83%	84%	-1%	4,11
Recovery Gold (%)	73%	79%	-8%	75%	78%	-4%	4,11,14
Bulk Concentrate (dry tonnes)	1,023	664	54%	4,517	2,545	77%	5,12
Bulk Concentrate Grade Silver (kg/t)	6.15	8.32	-26%	6.24	8.86	-30%	4,12
Bulk Concentrate Grade Gold (g/t)	27.5	43.5	-37%	28.34	45.70	-38%	4,12
Gravity Concentrate (dry tonnes)	-	-	-	16.59	-	-	14
Gravity Concentrate Grade Silver (kg/t)	-	-	-	2.85	-	-	14
Gravity Concentrate Grade Gold (g/t)	-	-	-	395	-	-	14
Gravity Concentrate Silver Content (Kg)	-	-	-	47.23	-	-	14
Gravity Concentrate Gold Content (g)	-	-	-	6,552	-	-	14
Total Silver Produced (kg)	6,298	5,527	14%	28,223	22,548	25%	6,13
Total Gold Produced (g)	28,128	28,908	-3%	134,569	116,338	16%	6,13
Total Silver Produced (oz) calculated	202,473	177,696	14%	907,384	724,931	25%	6,13
Total Gold Produced (oz) calculated	904	929	-3%	4,326	3,740	16%	6,13
Total Silver Equivalent¹ Produced (oz) calculated	267,472	244,468	9%	1,218,351	993,744	23%	-

¹ For comparison purposes,the silver equivalent ratio was calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

San Gonzalo Mine Fourth Quarter Production Highlights

1.	Tonnes mined and underground advancement decreased by 28% and 8% respectively due to unexpected scheduling interruptions which have since been redressed.

2.	Tonnes processed increased by 34% with the addition of Mill Circuit 2 capacity in September and October as described above.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

3.	Feed grades for silver and gold decreased by 13% and 22% respectively due to the processing of stockpiled material as well as lower grade material on the eastern side of the resource.

4.	The lower feed grades resulted in lower silver and gold recoveries by 2% and 8% respectively as well as lower flotation concentrate grades by 26% and 37% respectively.

5.	Concentrate tonnage produced increased by 54% reflecting the addition of Mill Circuit 2 capacity in September and October and increased throughput, although at lower grades.

6.	Silver produced increased by 14%, mainly due to increased feed throughput, and gold produced decreased by 3% due to variability in the feed grade.

San Gonzalo Mine 2015 Year-End Production Highlights

7.	Tonnes mined and underground advancement increased by 32% and 4% respectively, reflecting new mining equipment employed.

8.	Mill availability for the year was down 4% due to maintenance in the crushing plant for the expansion and the installation of a new cone crusher.

9.	Tonnage processed increased by 53% with the addition of Mill Circuit 2 capacity as described above.

10.	The inclusion of lower grade material, albeit at higher throughput, resulted in overall lower silver and gold feed grades by 17% and 21% respectively.

11.	Silver and gold recoveries were lower by 1% and 4% respectively due to the lower feed grades.

12.

Concentrate grades for silver and gold decreased by 30% and 38% respectively, reflecting more base metals present in the processed material, while the 77% increase in concentrate produced was a result of the addition of Mill Circuit 2 capacity.

13.	Silver and gold production increased by 25% and 16% respectively due to higher processed throughput.

14.	A gravity concentrator was installed during 2015 and its output is reflected in the results above. The concentrator was acquired in order to improve the gold recovery and testing is ongoing in 2016.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the advancement of the Avino Mine project, for which similar risks and uncertainties have been identified.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Avino Mine Production Highlights

Following two years of mine dewatering and rehabilitation of the haulage ramp, processing and underground activities began in the second quarter of 2014. Construction of Mill Circuit 3 continued until the commissioning phase through November and December using stockpiled material from our past operations. Processing at the designed throughput of 1,000 tonnes per day began on January 1, 2015. During the year, mining activity took place on levels 11.5, 12, and 14 and ramp advancement was completed to level 14.5.

The newly mined underground material from the Avino Mine was processed primarily using Mill Circuit 3. During the months of July, August, November and December, Mill Circuit 2 was also used to process new material from the Avino Mine. Additionally, during the month of May, above ground stockpiles left from past mining of the Avino vein were processed using Mill Circuit 2; production from Mill Circuit 2 during the months listed above is reflected in the production figures. The comparison between the fourth quarter 2015 and the third quarter of 2015 is presented below, as the data from the fourth quarter of 2014 related to testing of material and equipment and is not considered comparable to that of 2015.

	Q4 2015	Q3 2015	% Change	2015 (Annual)	Notes
Tonnes Mined	102,580	105,674	-3%	372,376	1
Underground Development (m)	1,440	1,477	-3%	5,056	1
Mill Availability (%)	94.5	97	-3%	96.1	2
Total Mill Feed (dry tonnes)	110,201	106,589	3%	396,113	3
Feed Grade Silver (g/t)	68	65	5%	65	4
Feed Grade Gold (g/t)	0.29	0.23	26%	0.29	4
Feed Grade Copper (%)	0.61	0.65	-6%	0.62	4
Recovery Silver (%)	86%	88%	-2%	87%	5
Recovery Gold (%)	66%	81%	-19%	75%	5
Recovery Copper (%)	86%	87%	-1%	87%	5
Copper Concentrate (dry tonnes)	2,556	2,408	6%	9,058	6
Copper Concentrate Grade Silver (kg/t)	2.52	2.53	0%	2.47	-
Copper Concentrate Grade Gold (g/t)	8.32	8.19	2%	9.47	-
Copper Concentrate Grade Copper (%)	22.56	25.30	-11%	23.76	7
Total Silver Produced (kg)	6,430	6,092	6%	22,329	8
Total Gold Produced (g)	21,263	19,718	8%	85,737	8
Total Copper Produced (Kg)	576,773	609,708	-5%	2,152,202	8
Total Silver Produced (oz) calculated	206,743	195,862	6%	717,901	8
Total Gold Produced (oz) calculated	684	634	8%	2,757	8
Total Copper Produced (Lbs) calculated	1,271,565	1,344,174	-5%	4,743,691	8
Total Silver Equivalent Produced¹ (oz) calculated	494,295	493,455	0%	1,801,997	-

¹For comparison purposes,the silver equivalent ratio was calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Avino Mine Fourth Quarter Production Highlights

1.	Tonnes mined and underground development decreased by 3% compared to the third quarter of 2015, due to fewer days of mining during the holiday season.
2.	Mill availability was down 3% due to the re-lining of the ball mill for Mill Circuit 3.
3.	Tonnage processed increased by 3% due to optimization work done on Mill Circuit 3.
4.	Silver and gold feed grades increased by 5% and 26% respectively while the copper grade decreased by 6%; the variation in grades is due to variability in the resource.
5.	Recoveries for copper, silver and gold decreased by 1%, 2% and 19% respectively due to Mill Circuit 3 testing to reduce deleterious elements in the concentrate;
6.	Concentrate produced increased by 6% reflecting higher throughput although at a lower copper concentrate grade.
7.	Copper concentrate grade decreased by 11% due to the lower grade material processed in Mill Circuit 2.
8.	Copper production decreased by 5% whereas silver and gold production increased by 6% and 8% respectively, the main reason being variability in the feed grade processed.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the advancement of the Avino Mine project, for which similar risks and uncertainties have been identified.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north of Vancouver, British Columbia, is in the exploration and evaluation stage. Proceeds from gold flotation concentrate, gold doré bars and silver contained within the gold doré bars produced during the exploration and evaluation stage are recorded as a reduction of exploration and evaluation assets.

During the second quarter of 2015, the necessary approvals to increase the height of the embankment dam for the tailings storage facility were received from British Columbia's Ministry of Energy & Mines based on the design provided by Tetra Tech. Construction to heighten the embankment dam began in August 2015 and was successfully completed in October 2015. This major project was necessary due to lack of freeboard from the unseasonably high temperatures and rainfall in December 2014. These events led management to suspend processing at the Bralorne mill facility due to concerns about the water level within the tailings storage facility. The Company plans to resume underground activities and mill processing in 2016 once permission to use the tailings storage facility has been granted by the Engineer of Record and the Ministry of Energy and Mines.

During the year, a successful 32 hole, 7,793 meter surface diamond drill program was completed (see June 22, 2015 news release) and ongoing maintenance and improvements continued at the mill. Two new scoop trams were acquired from Sandvik as well as a new 966 loader from Caterpillar; an order has also been placed for a new Sandvik jumbo, and the search continues for additional equipment as part of Avino's commitment to modernize Bralorne's mining fleet. Strategic planning alternatives, including new mining methods tailored to the attributes of the Bralorne resource, are being evaluated. The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful progressive relationships with its stakeholders.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Quality Assurance/Quality Control

At the Avino property, mill assays are performed at the on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs including AHK, LSI, Alex Stewart and SGS.

At the Bralorne Mine, gold production is reconciled to gold contained in flotation and gravity concentrates. Flotation concentrate assays are performed at the ALS Laboratories in North Vancouver, British Columbia or Met-Solve Laboratories Inc. in Langley, British Columbia, both ISO certified independent laboratories. Check samples on composite samples collected are performed by AH Knight in South Carolina, USA, and umpire assays are performed by ALS Inspection UK Ltd. in Knowsley, England. Gold produced in gravity concentrate is reconciled from settlement assays received from the refiner. Check assays are performed on duplicate samples of gold doré by ALS Laboratories in North Vancouver.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant, and Mr. Jasman Yee, P.Eng, Avino director; Avino's Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons ("QP") within the context of National Instrument 43-101. The respective QP's have reviewed and approved all the applicable technical data in this MD&A.

Objectives

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;
2.	Advance the Bralorne project towards profitable production;
3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;
4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012); and
5.	Identify and evaluate potential projects for acquisition.

Avino Mine Concentrate Sales

Since re-opening the Avino Mine in the second half of 2014, the Company has extracted and processed mineralized material from the Mine on a continuous basis as it advances the project from the exploration and evaluation stage to the production stage. During this year, the Company has also arranged for sales of the mineralized material to further advance the project, and this material is processed into concentrate at Mill Circuit 3. The Company's financial statements cite a number of factors which generally outline the advancement of a project from the exploration and evaluation stage to the production stage, including an assessment of a project's technical feasibility and commercial viability.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Before technical feasibility and commercial viability have been demonstrated, the Company records in its statement of financial position the costs of extracting and processing mineralized material from the Avino Mine as exploration and evaluation costs, and records a reduction to the carrying value of those costs for any proceeds from sales of Avino Mine concentrate. In the statement of financial position for the year ended December 31, 2015, the Company incurred mine and camp costs of $20,171,792 at the Avino Mine, and reduced its accumulated exploration and evaluation costs by $21,501,272 from proceeds of concentrate sales from the Mine.

Once an assessment of technical feasibility and commercial viability of the Avino Mine has been made and all necessary approvals for declaring production have been obtained, extracting and processing activities at the Avino Mine will be reported in the statement of operations and comprehensive income as mine operating income.

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company's mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company's ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company's financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company's financial condition.

The Company has adopted the reporting of "all-in sustaining cash cost per silver equivalent ounce". This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company's ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company's calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the years ended December 31, 2015 and 2014, as substantially all of the mining equipment used at San Gonzalo and at the historic Avino stockpiles has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future years in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company's cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company's consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold. In each table, "silver equivalent ounces sold" consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo

	2015					2014
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$10,819,386	$2,388,284	$2,697,437	$3,535,980	$2,197,685	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881
Share-based payments	-	-	-	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(1,317,073)	(401,168)	(352,396)	(542,504)	(21,005)	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)
Cash production cost	9,502,313	1,987,116	2,345,041	2,993,476	2,176,680	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025
Silver equivalent ounces sold	1,122,232	241,114	282,624	345,300	253,194	913,275	244,956	196,433	235,308	236,578
Cash cost per silver equivalent ounce	$8.47	$8.24	$8.30	$8.67	$8.60	$9.03	$9.73	$9.38	$8.42	$8.62

During the fourth quarter of 2015, the cash cost per silver equivalent ounce at San Gonzalo was lower than the cash cost of the preceding quarters and lower by $1.49 per silver equivalent ounce than that in the same quarter in the previous year, as the Company continues to focus on maintaining and decreasing costs.

Avino Historical Stockpiles

	2015					2014
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$142,308	$-	$142,308	$-	$-	$1,935,219	$-	$788,441	$514,534	$632,244
Share-based payments	-	-	-	-	-	-	-	-	-	-
Depletion and depreciation	(6,345)	-	(6,345)	-	-	(105,585)	-	(22,130)	(42,846)	(40,609)
Cash production cost	135,963	-	135,963	-	-	1,829,634	-	766,311	471,688	591,635
Silver equivalent ounces sold	17,797	-	17,797	-	-	171,754	-	55,321	47,500	68,933
Cash cost per silver equivalent ounce	$7.64	$-	$7.64	$-	$-	$10.65	-	$13.85	$9.93	$8.58

During the third quarter of 2015, the cash cost per silver equivalent ounce from historic Avino stockpiles was lower than the third quarter of 2014 reflecting economies of scale. During the first two and the fourth quarter of 2015 the Company did not sell material from the historic Avino stockpiles, as Mill Circuit 2 was primarily used to process San Gonzalo Mine stockpile material.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Consolidated

	2015					2014
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$10,961,694	$2,388,284	$2,839,745	$3,535,980	$2,197,685	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125
Share-based payments	-	-	-	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(1,323,418)	(401,168)	(358,741)	(542,504)	(21,005)	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)
Cash production cost	9,638,276	1,987,116	2,481,004	2,993,476	2,176,680	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660
Silver equivalent ounces sold	1,140,029	241,114	300,421	345,300	253,194	1,085,029	244,956	251,754	282,808	305,511
Cash cost per silver equivalent ounce	$8.45	$8.24	$8.26	$8.67	$8.60	$9.29	$9.73	$10.36	$8.67	$8.61

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold. In each table, "silver equivalent ounces sold" consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo

	2015					2014
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$10,819,386	$2,388,284	$2,697,437	$3,535,980	$2,197,685	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881
Share-based payments	-	-	-	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(1,317,073)	(401,168)	(352,396)	(542,504)	(21,005)	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)
Cash production cost	9,502,313	1,987,116	2,345,041	2,993,476	2,176,680	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025
Operating and administrative expenses	4,175,862	1,073,913	1,090,088	1,051,942	959,919	3,491,377	394,970	1,275,149	776,533	1,044,725
Share-based payments	(40,012)	-	(31,664)	38	(8,386)	(809,427)	(98,410)	(701,102)	(3,163)	(6,752)
Cash operating cost	13,638,163	3,061,029	3,403,465	4,045,456	3,128,213	10,926,925	2,679,207	2,416,667	2,754,053	3,076,998
Silver equivalent ounces sold	1,122,232	241,114	282,624	345,300	253,194	913,275	244,956	196,433	235,308	236,578
All-in sustaining cash cost per silver equivalent ounce	$12.15	$12.70	$12.04	$11.72	$12.36	$11.96	$10.94	$12.30	$11.70	$13.01

During the fourth quarter of 2015, all-in sustaining cash cost per silver equivalent ounce at San Gonzalo increased by $0.65 compared to the third quarter as a result of fewer silver equivalent ounces sold.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Avino Historical Stockpiles

	2015					2014
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$142,308	$-	$142,308	$-	$-	$1,935,219	$-	$788,441	$514,534	$632,244
Share-based payments	-	-	-	-	-	-	-	-	-	-
Depletion and depreciation	(6,345)	-	(6,345)	-	-	(105,585)	-	(22,130)	(42,846)	(40,609)
Cash production cost	135,963	-	135,963	-	-	1,829,634	-	766,311	471,688	591,635
Operating and administrative expenses	62,653	-	62,653	-	-	633,781	-	202,948	173,345	257,488
Share-based payments	(808)	-	(808)	-	-	(113,955)	-	(111,585)	(706)	(1,664)
Cash operating cost	197,808	-	197,808	-	-	2,349,460	-	857,674	644,327	847,459
Silver equivalent ounces sold	17,797	-	17,797	-	-	171,754	-	55,321	47,500	68,933
All-in sustaining cash cost per silver equivalent ounce	$11.11	$-	$11.11	$-	$-	$13.68	$-	$15.50	$13.56	$12.29

During the third quarter of 2015, the all-in sustaining cash cost per silver equivalent ounce from historic Avino stockpiles was lower than the third quarter of 2014 reflecting economies of scale. During the first two and the fourth quarter of 2015 the Company did not sell material from the historic Avino stockpiles, as Mill Circuit 2 was primarily used to process San Gonzalo Mine stockpile material.

Consolidated

	2015					2014
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$10,961,694	$2,388,284	$2,839,745	$3,535,980	$2,197,685	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125
Share-based payments	-	-	-	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(1,323,418)	(401,168)	(358,741)	(542,504)	(21,005)	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)
Cash production cost	9,638,276	1,987,116	2,481,004	2,993,476	2,176,680	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660
Operating and administrative expenses	4,238,515	1,073,913	1,152,741	1,051,942	959,919	4,125,158	394,970	1,478,097	949,878	1,302,213
Share-based payments	(40,820)	-	(32,472)	38	(8,386)	(923,382)	(98,410)	(812,687)	(3,869)	(8,416)
Cash operating cost	13,835,971	3,061,029	3,601,273	4,045,456	3,128,213	13,276,386	2,679,208	3,274,341	3,398,380	3,924,457
Silver equivalent ounces sold	1,140,029	241,114	300,421	345,300	253,194	1,085,029	244,956	251,754	282,808	305,511
All-in sustaining cash cost per silver equivalent ounce	$12.14	$12.70	$11.99	$11.72	$12.36	$12.24	$10.94	$13.01	$12.02	$12.85

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Ongoing cost reduction activities include negotiating more favourable terms with vendors, while maintenance costs are expected to decrease as a result of utilizing newer mining equipment.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
Operating cash flows before movements in working capital	$(1,051,003)	$493,271	$453,878	$4,317,612
Weighted average number of shares outstanding
Basic	36,731,526	34,757,244	36,229,424	32,333,224
Diluted	36,965,329	35,350,521	36,723,725	33,273,740
Cash Flow per Share – basic and diluted	$(0.03)	$0.01	$0.01	$0.13

Working Capital

	December 31, 2015	December 31, 2014
Current assets	$20,047,773	$13,094,025
Current liabilities	(14,044,216)	(6,476,148)
Working capital	$6,003,557	$6,617,877

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Review of Financial Results

Selected Annual Information

The following financial data is derived from the Company's financial statements for the three most recently completed financial years:

	December 31, 2015	December 31, 2014	December 31, 2013	Note

Total revenues	$19,082,847	$19,297,953	$16,094,701	1
Cost of sales	9,638,275	10,134,010	8,019,083
Depletion and depreciation	1,323,419	1,259,394	949,326
Mine operating income	8,121,153	7,904,549	7,126,292
General and administrative expenses	4,256,672	4,019,378	4,194,678	2
Net income	483,424	2,514,169	848,212	3
Earnings per share	0.01	0.08	0.03
Total assets	87,341,992	61,416,147	34,552,245	4
Total non-current financial liabilities	10,418,792	2,007,010	1,090,977	5
Working capital	6,003,557	6,617,877	5,950,740

1.

Total revenues have increased significantly from 2013 as the Company generated higher revenues from the sale of San Gonzalo concentrate as a result of higher grades and more silver and gold ounces produced. Although 2015 revenues were consistent with 2014, the Company realized significantly lower average metal prices. The decrease in metal prices was offset by an increase in foreign exchange rates.

2.	General and administrative expenses are consistent with prior years. General operating expenses can fluctuate due to infrequent one-time events such as share-based payments.

3.

Net income was significantly higher in 2014, due to the recognition of a fair value adjustment on warrant liability and also due to incurring a foreign exchange loss for the year ended December 31, 2015 compared to a foreign exchange gain in 2014. Income before taxes was $2,943,028; however, this was reduced by current income tax expense of $3,587,796 less a non-cash deferred income tax recovery of $1,128,192. During 2014, the Company utilized the balance of its non-capital tax loss carry forwards in Mexico.

4.

Total assets increased significantly during 2014 and 2015, primarily due to the addition of several pieces of new equipment, continued exploration and evaluation activities at the Avino Mine and at the Bralorne Mine, and the acquisition of Bralorne Gold Mines Ltd. in 2014. The new equipment is used to maintain efficient operations at the San Gonzalo mine and to further prepare the Avino Mine and Bralorne Mine for mining operations, where processing of underground material commenced in September 2014.

5.	Total non-current financial liabilities increased significantly during 2015 due to receipt of US$10,000,000 relating to the term facility agreement with Samsung C&T U.K. Limited.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Results of Operations

Summary of Quarterly Results

	2015	2015	2015	2015	2014	2014	2014	2014
Quarter ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$3,860,109	$5,028,314	$5,908,883	$4,285,541	$3,714,692	$4,704,213	$5,104,921	$5,774,127
Earnings (Loss) for the quarter	370,675	(625,193)	361,655	376,287	469,145	787,805	(87,097)	1,344,316
Earnings (Loss) per share - basic	0.01	(0.02)	0.01	0.01	0.01	0.02	(0.00)	0.05
Earnings (Loss) per share - diluted	0.01	(0.02)	0.01	0.01	0.01	0.02	(0.00)	0.04
Total Assets	$87,341,992	$81,567,998	$74,007,743	$70,197,816	$61,416,147	$53,291,603	$49,773,734	$48,358,440

•

Revenue in the fourth quarter of 2015 was comparable with that of the fourth quarter of 2014, but lower than in previous quarters in 2015 as a result of lower average realized metals prices and less concentrate sold from San Gonzalo operations.

•

The net loss for the third quarter of 2015 compared to net earnings in preceding quarters resulted from lower average realized metals prices, higher income tax expenses driven by continued profitable operations in Mexico, and higher foreign exchange losses due to the effect of the strengthening U.S. dollar.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange, fair value adjustments to the warrant liability, and deferred income taxes.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Three months ended December 31, 2015, compared to the three months ended December 31, 2014:

	2015	2014	Note
Revenue from Mining Operations	$3,860,109	$3,714,692	1
Cost of Sales	2,388,283	2,225,316

Mine Operating Income	1,471,826	1,489,376
General and administrative expenses	1,063,806	852,484	2
Income before other income (expenses)	408,020	636,892

Other Income (Expenses)
Fair value adjustment on warrant liability	27,572	72,706	3
Foreign exchange gain	201,546	424,064	4
Gain on forgiveness of debt	-	58,967
Interest and other income	8,929	21,032
Unrealized loss on investments	(31,737)	(12,170)	5
Accretion of reclamation provision	(34,996)	(33,643)
Finance cost	(14,238)	(129,953)	6
Interest expense	(43,901)	(37,407)

Net Income Before Income Taxes	521,195	1,000,488

Income Taxes
Current income tax expense	(2,065,564)	(638,601)	7
Deferred income tax expense	1,915,044	107,258	7
	(150,520)	(531,343)
Net Income	370,675	469,145	8
Earnings per Share
Basic	$0.01	$0.01	8
Diluted	$0.01	$0.01	8

1.

Revenues for the three months ended December 31, 2015 were $3,860,109 compared to $3,714,692 for the three months ended December 31, 2014. The increase of $145,417 is due to an increase of silver equivalent ounces sold. Although average realized metals prices decreased during the fourth quarter, this decrease was offset by foreign exchange gains as the result of the U.S. dollar strengthening against Canadian dollar. The increase in mine operating income from the comparative quarter reflects both the increase in revenues and the effects of the Company's continuing focus on cost reduction.

2.

General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion, and share-based compensation. For the three months ended December 31, 2015, general and administrative expenses were $1,063,806 compared to $852,484 for the three months ended December 31, 2014. The increase of $211,322 is due to an increase in director fees, management fees, and professional fees.

3.

The fair value adjustment on the Company's warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period. The value of these warrants changes with the fluctuations in the US-Canadian dollar exchange rate and in the variables used in the valuation model.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

4.

Foreign exchange gains and losses result from transactions in currencies other than the Canadian dollar. During the three months ended December 31, 2015, the U.S. dollar strengthened against the Canadian dollar and the Mexican peso compared to the same quarter last year.

5.	During the three months ended December 31, 2015, the fair market value of securities held by the company decreased due to declining market conditions.

6.

For the three months ended December 31, 2015, finance costs were $14,238 compared to $129,953 for the three month ended December 31, 2014. The decrease of $115,715 reflects the capitalization of certain finance charges, as they relate to advancing the Company's exploration and evaluation activities in Mexico and Canada.

7.

Current income tax expense was $2,065,564 for the three months ended December 31, 2015, compared to $638,601 in the three months ended December 31, 2014. Deferred income tax recovery was $1,915,044 for the three months ended December 31, 2015, compared to $107,258 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended December 31, 2015, primarily relate to movements in the tax bases and deductible mining costs at the Avino Mine.

8.

As a result of the foregoing, net income for the three months ended December 31, 2015, was $370,675, a decrease of $98,470 compared to the three months ended December 31, 2014. The decrease in net income had no significant effect on diluted earnings per share, which was $0.01 for the three months ended December 31, 2015 and December 31, 2014.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Year ended December 31, 2015, compared to the year ended December 31, 2014:

	2015	2014	Note
Revenue from Mining Operations	$19,082,847	$19,297,953	1
Cost of Sales	10,961,694	11,393,404

Mine Operating Income	8,121,153	7,904,549

General and administrative expenses	4,256,672	4,019,378
Income before other income (expenses)	3,864,481	3,885,171

Other Income (Expenses)
Fair value adjustment on warrant liability	239,690	1,055,957	2
Foreign exchange gain (loss)	(833,822)	316,599	3
Gain on forgiveness of debt	-	58,967
Interest and other income	59,098	41,658
Unrealized gain (loss) on investments	(55,177)	385	4
Accretion of reclamation provision	(136,925)	(131,787)
Finance cost	(14,238)	(129,953)	5
Share of net loss of equity investee	-	(90,944)	6
Interest expense	(180,079)	(124,138)	7
Mineral property option income	-	-
Net Income Before Income Taxes	2,943,028	4,881,915

Income Taxes
Current income tax expense	(3,587,796)	(1,820,970)	8
Deferred income tax expense	1,128,192	(546,776)	8
	(2,459,604)	(2,367,746)
Net Income	483,424	2,514,169	9
Earnings per Share
Basic	$0.01	$0.08	9
Diluted	$0.01	$0.08	9

1.

Revenues for the year ended December 31, 2015, were $19,082,847 compared to $19,297,953 for the year ended December 31, 2014. The decrease of $215,106 is primarily the result of a decrease in average realized metals prices during the year despite the increase in the number of silver equivalent ounces sold. The increase in mine operating income from the comparative year reflects the Company's continuing focus on cost reduction notwithstanding the decrease in revenues.

2.

The fair value adjustment on the Company's warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period. The value of these warrants changes with fluctuations in the US-Canadian dollar exchange rate and in the variables used in the valuation model.

3.

Foreign exchange gains and losses result from transactions in currencies other than the Canadian dollar. During the year ended December 31, 2015, the U.S. dollar strengthened against the Canadian dollar and the Mexican peso. These fluctuations in currencies caused an unrealized foreign exchange loss when the Company's net U.S. dollar liabilities were translated into Canadian dollars for presentation purposes.

4.	During the year ended December 31, 2015, the fair market value of securities held by the company decreased due to declining and challenging market conditions.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

5.

For the year ended December 31, 2015, finance costs were $14,238 compared to $129,953 for the year ended December 31, 2014. The decrease of $115,715 reflects the capitalization of certain finance charges as they relate to advancing the Company's exploration and evaluation activities in Mexico and Canada.

6.

During the year ended December 31, 2014, the Company acquired an equity interest in Bralorne Gold Mines Ltd. ("Bralorne") and recorded its share of the equity investee's loss. The Company subsequently completed the acquisition of the remaining shares of Bralorne it did not already own and Bralorne became a 100% owned subsidiary of Avino, thereby eliminating the equity investment.

7.

Interest expense is incurred for equipment loans and leases. For the year ended December 31, 2015, interest expense was $180,079 compared to $124,138 for the year ended December 31, 2014. The increase of $55,941 reflects the additional equipment acquired under leases and an equipment loans during the year.

8.

Current income tax expense was $3,587,796 in the year ended December 31, 2015, compared to $1,820,970 in the year ended December 31, 2014. The increase reflects the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in 2014.

Deferred income tax recovery was $1,128,192 for the year ended December 31, 2015, compared to an expense of $546,776 in the comparative year. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors.

9.

As a result of the foregoing, net income for the year ended December 31, 2015, was $483,424, a decrease of $2,030,745 compared to the year ended December 31, 2014. The decrease in net income has decreased basic and diluted earnings per share from earnings of $0.08 for the year ended December 31, 2014, to $0.01 for the year ended December 31, 2015.

Liquidity and Capital Resources

The Company's ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company's ongoing liquidity requirements will be funded from cash and cash equivalents generated from current operations and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company's ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company's control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company's recent financing activities are summarized in the table below.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Intended Use of Proceeds	Actual Use of Proceeds

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for US$10,000,000. The facility will be used for mining equipment, to optimize the advancement of the Company's projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

Since July 2014, the Company received gross proceeds of US$2,245,036 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In February 2014, the Company closed a brokered private placement for gross proceeds of US$5 million and an at-the-market brokered public offering for gross proceeds of US$5,741,668. The Company plans to use the funds for advancing the Avino Mine and for the Company's mining operations in Mexico, as well as for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $20,750,523 (excluding depreciation of $1,002,747 and foreign exchange of $1,560,711, and before proceeds from sale of concentrate), acquired property and equipment of $3,649,050, and made lease and loan repayments of $1,717,578 during the year ended December 31, 2015.

In advancing the Bralorne Mine, the Company incurred exploration expenditures of $6,415,057 (excluding provision for reclamation of $3,860,437 and depreciation of $153,575, and before proceeds from sale of concentrate), acquired property and equipment of $346,353, and made lease and loan repayments of $53,112. The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for US$5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$4,150,521 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company's master credit facility with Caterpillar Finance was renewed for US$5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$1,679,761 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company's liquidity as at December 31, 2015, and December 31, 2014, is as follows:

Statement of Financial Position	December 31, 2015	December 31, 2014
Cash and Cash Equivalents	$7,475,134	$4,249,794
Working capital	6,003,557	6,617,877
Accumulated Deficit	(25,406,432)	(25,924,356)

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flow

	December 31, 2015	December 31, 2014
Cash generated by (used in) operating activities	$(2,622,111)	$2,855,957
Cash generated by financing activities	14,452,849	11,305,179
Cash used in investing activities	(8,885,687)	(13,804,382)
Change in cash and cash equivalents	2,945,051	356,754
Effect of exchange rate changes on cash and cash equivalents	280,289	53,445
Cash and cash equivalents, beginning of year	4,249,794	3,839,595
Cash and cash equivalents, end of year	$7,475,134	$4,249,794

Operating Activities:

Cash used in operating activities for the year ended December 31, 2015, was $2,622,111 compared to cash generated by operating activities of $2,855,957 for the year ended December 31, 2014. Cash generated or used by operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities:

Cash generated by financing activities was $14,452,849 for the year ended December 31, 2015, compared to $11,305,179 in the year ended December 31, 2014, an increase of $3,147,670. Cash provided by financing activities for the year ended December 31, 2015, relates to the issuance of common shares and units in a brokered at-the-market offering issued under prospectus supplements and the issuance of common shares upon the exercise of stock options. The Company also received $13,840,000 (US$10,000,000) under a term facility for concentrate to be shipped over a 24-month period. During the year ended December 31, 2015, the Company issued common shares and units in a brokered at-the-market offerings generating net cash flows of $1,445,799 (2014 – $11,940,920), and employees, consultants, and directors exercised stock options generating cash flows of $937,740 (2014 – $307,937). During the year ended December 31, 2015, the Company also made finance lease and equipment loan payments of $1,780,478 (2014 - $943,678).

Investing Activities:

Cash used in investing activities for the year ended December 31, 2015, was $8,885,687 compared to $13,804,382 for the year ended December 31, 2014. Cash used in investing activities during the year ended December 31, 2015, includes cash expenditures of $5,108,935 (2014 - $5,472,774) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company's San Gonzalo Mine and exploration equipment for the Avino Mine and Bralorne Mine properties. During the year ended December 31, 2015, the Company also incurred cash expenditures of $26,052,048 (2014 - $11,853,024) on exploration and evaluation activities, of which $20,750,523 relate to the exploration and advancement of the Avino Mine and $5,301,525 relate to the exploration of the Bralorne Mine. The cash expenditures on exploration and evaluation activities were reduced by concentrate sales of $21,501,272 (2014 - $2,510,304) for the Avino Mine and $774,024 (2014 - $918,320) for the Bralorne Mine.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

Transactions with Related Parties

(a)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2015, 2014 and 2013, are as follows:

	2015	2014	2013
Salaries, benefits, and consulting fees	$1,700,364	$957,900	$779,571
Share-based payments	-	645,750	420,450
	$1,700,364	$1,603,650	$1,200,021

(b)

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $187,532 (December 31, 2014 - $121,639) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position. As at December 31, 2015 and 2014, the following amounts were due to related parties:

	December 31, 2015	December 31, 2014
Directors	$47,741	$19,259
Intermark Capital Corp.	-	21,875
Jasman Yee & Associates, Inc.	5,796	4,032
Oniva International Services Corp.	164,285	171,650
Wear Wolfin Design Ltd.	-	5,250
	$217,822	$222,066

(c)	Other related party transactions

Prior to December 2015, the Company held a 1/5 indirect beneficial ownership interest in Oniva International Services Corp. ("Oniva"), with four other companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company's CEO and CFO, respectively, serve as directors of Oniva, and certain of the Company's directors and officers also serve in those capacities in the four other companies. The companies' interests in Oniva were held in trust by David Wolfin until November 2015, when the beneficial ownership interests were dissolved, and legal and beneficial ownership was then solely held by Mr. Wolfin.

The Company has a cost sharing agreement with Oniva for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company's percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the years ended December 31, 2015, 2014 and 2013 are summarized below:

	2015	2014	2013
Office and miscellaneous	$309,593	$316,281	$309,816
Salaries and benefits	502,089	428,019	292,008
Exploration and evaluation assets	311,002	-	-
	$1,122,684	$744,300	$601,824

Salaries and benefits above includes $9,593 (2014 - $48,424, 2013 - $121,663) for key management personnel compensation that has been included in (a) above.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation ("ICC"), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2015, 2014 and 2013, the Company paid $793,200, $433,333, and $300,000 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. ("JYAI") for operational, managerial, metallurgical, engineering and consulting services related to the Company's activities. JYAI's managing director is a director of the Company. For the years ended December 31, 2015, 2014 and 2013, the Company paid $176,640, $74,160, and $75,014 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. ("WWD"), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2015, 2014 and 2013, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

Financial Instruments and Risks

The fair values of the Company's cash and cash equivalents, amounts receivable, amounts due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices. The carrying amounts of the Company's term facility, equipment loans and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (2014 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2015, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at December 31, 2015, in the amount of $7,475,134 (2014 - $4,249,794) in order to meet short-term business requirements. At December 31, 2015, the Company had current liabilities of $14,044,216 (2014 - $6,476,148). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company's contractual obligations and commitments as at December 31, 2015 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$4,178,571	$4,178,571	$-	$-
Taxes payable	1,151,224	1,151,224	-	-
Due to related parties	217,822	217,822	-	-
Minimum rental and lease payments	1,002,256	209,063	749,242	43,951
Term facility	13,840,000	6,458,660	7,381,340	-
Equipment loans	1,045,981	261,386	784,595	-
Finance lease obligations	4,424,950	1,960,844	2,464,106	-
Total	$25,860,804	$14,437,570	$11,379,283	$43,951

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate cash flow risk as the Company's term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and U.S. dollars:

	December 31, 2015		December 31, 2014
	MXN	USD	MXN	USD

Cash and cash equivalents	$3,876,257	$4,647,007	$2,532,442	$3,382,302
Amounts receivable	-	2,624,555	-	1,350,874
Accounts payable and accrued liabilities	(12,173,726)	(1,534,765)	(10,805,057)	(786,490)
Warrant liability	-	-	-	(206,611)
Term facility	-	(10,000,000)	-	-
Equipment loans	-	(313,052)	-	-
Finance lease obligations	(155,669)	(2,567,593)	(908,005)	(2,788,356)
Net exposure	(8,453,138)	(7,143,848)	(9,180,620)	951,719
Canadian dollar equivalent	$(680,890)	$(9,887,086)	$(722,056)	$1,104,088

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2015, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company's earnings for the year ended December 31, 2015 by approximately $981,899 (2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2015, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $350,725 (2014 - $489,808), and a 10% change in the market price of gold would have an impact on net earnings of approximately $130,723 (2014 - $210,058).

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

The Company is exposed to price risk with respect to its investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income. At December 31, 2015, a 10% change in market prices would have an impact on net earnings of approximately $3,871 (2014 - $5,389).

The Company's profitability and ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2015:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$7,475,134	-	$-
Amounts receivable	3,730,317	-	-
Investments	38,712	-	-
Financial Liabilities
Warrant liability	-	-	-
	$11,244,163	-	$-

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva's total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in "Transactions with Related Parties".

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2015	December 31, 2014
Not later than one year	$209,063	$301,121
Later than one year and not later than five years	749,242	134,291
Later than five years	43,951	56,235
	$1,002,256	$491,647

Office lease payments recognized as an expense during the year ended December 31, 2015, totalled $111,206 (2014 - $90,883; 2013 - $63,126).

Changes in Accounting Standards

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2015, had no significant impact on the Company's consolidated financial statements for the years presented:

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014.

The following accounting standards were issued but not yet effective as of March 2, 2016:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 will require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

IFRS 16 Leases

IFRS 16 is expected to be issued as a final standard by the end of 2015 and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption will be permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard, once issued, is expected to have on its consolidated financial statements.

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

Outstanding Share Data

The Company's authorized share capital consists of an unlimited number of common shares without par value.

As at March 2, 2016, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	37,682,007	-	-
Warrants	1,033,059	US$2.87	1.14
Stock options	2,185,000	$1.02 - $1.90	0.58 – 4.58
Fully diluted	40,900,066

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

The following are details of outstanding stock options as at December 31, 2015, and March 2, 2016:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31, 2015)	Number of Shares Remaining Subject to Options (March 2, 2016)

January 18, 2016	$1.02	204,500	-
September 30, 2016	$1.02	645,000	645,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	805,000
December 22, 2019	$1.90	130,000	130,000
September 29, 2020	$1.32	50,000	50,000
Total:		2,439,500	2,185,000

The following are details of outstanding warrants as at December 31, 2015, and March 2, 2016:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31, 2015)	Number of Underlying Shares (March 2, 2016)

February 25, 2017	US$2.87	1,033,059	1,033,059
Total:		1,033,059	1,033,059

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under Canadian securities legislation, venture issuers are not required to certify the design and evaluation of their disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"). Accordingly, the Company has not completed such an evaluation. Inherent limitations on the ability of the CEO and CFO to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

The CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the Company's quarterly and annual venture issuer basic certificates.

If the CEO and the CFO were to complete an evaluation of the Company's DC&P and ICFR as at December 31, 2015, as required for certificates issued by non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the CEO and the CFO would likely conclude that the Company's ICFR and DC&P were ineffective as at December 31, 2015.

Based on their knowledge of the Company's ICFR, the CEO and the CFO noted the following material weaknesses:

a)

Lack of segregation of duties: Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b)

Limited in-house technical accounting and tax expertise: Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2015

As such, there is a reasonable possibility that the Company's ICFR will fail to prevent or detect a material misstatement in the financial statements on a timely basis. These material weaknesses and related risks are not uncommon for a company the size of Avino because of limitations in resources, including the number of staff. To mitigate these risks, the Company has hired additional financial reporting personnel, engaged external technical accounting and tax advisors and experts, increased the frequency of on-site visits to Mexico and Bralorne and inspections of the accounting records of its subsidiaries, and enhanced the involvement of the Audit Committee and Board of Directors in reviews and consultations where necessary.

Other than the mitigating steps taken to reduce the risks posed by the material weaknesses as indicated above, there have been no other changes in the Company's DC&P and ICFR that occurred during the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Company's DC&P and/or ICFR.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 2, 2016. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company's operations, and statements regarding the Company's liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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